Filed Pursuant To Rule 433
Registration No. 333-167132
June 23, 2010

Interview of George Milling-
Stanley by Ron Insana on
June 22, 2010
Interview with George Milling-Stanley of the World Gold Council
MR. RON INSANA: And welcome back to the Insana Quotient. I’m Ron Insana here on IQ Radio. Gold has retreated from record highs of last week, yesterday plunging some $25 an ounce. It is weaker again this morning. This comes amid a variety of conversations being had around gold. Whether in fact it is the currency by which we should live our lives. Whether in fact it’s forecasting inflation and deflation, a combination of both or neither. There’s been a spirited debate about gold and its run-up from its 2002 lows at around $270 an ounce all the way up to $1260 an ounce, thereabouts. And all the way from its run-up in 1971 when President Nixon closed the gold window in August of that year when it was pegged at $35 an ounce, to its recent price which is about 35 times what it was some 40 years ago.
Joining us now to talk about all of this—both the philosophical aspects of gold and the real aspects of gold, is George Milling-Stanley, Managing Director of Government Affairs at the World Gold Council. He was on the trading desk at Lehman Bros. for many years and worked at Consolidated Gold Fields which, at the time in London was the second-largest mining company in the world. George has chatted with me, I think, all the way back to my days at Financial News Network. George, good to have you on the program. Thanks for joining us today.
MR. GEORGE MILLING-STANLEY: Thanks for inviting me, Ron. Nice to be back.
MR. INSANA: Let’s start first, if you don’t mind, before we get into kind of the—what’s going on with gold itself—we have been engaged in a, a rather spirited debate, if you will, with Both Congressman Ron Paul and many of his followers who advocate a hard money standard centered on gold. This, of course, is an argument for effectively as long as there has been civilization with money in it. When it comes down to the gold standard or imposing gold as a currency, whether it’s to back paper money or to use as a media of exchange itself, where—where do you come down on this argument?
MR. MILLING-STANLEY: Well, you talk about imposing, Ron. I think that, that governments that try to impose things on their people generally get their comeuppance at some point. I think that, that people will choose the currencies that they want to use, and that that will change from time to time. For a long time people wanted to use gold as a currency, and then, and then, as you talk about the end of the Bretton Woods system next, and closing the gold window, and so forth, gold kind of dropped out in favor as money.
I don’t know that we’re actually going to go back to a gold standard. I think that that would imply a level of economic discipline that most governments would be unwilling to accept for themselves and would be unwilling to, to—just to try to live by. But I think that more and more people—private individuals are turning to gold as a form of wealth protection. And I think that now that we’ve seen the end of two decades of central banks being net sellers of a substantial quantity of gold to the private sector, we’re seeing governments and central banks return to the protection of gold affords as well.
So it’s the people’s choice, if you like, that, that more people will be looking at gold at its monetary form. But I don’t think that we’re going to go back to a full-scale gold standard. It would imply a level of economic discipline even more than the IMF ever tried to impose on a country, and that caused plenty of problems.
MR. INSANA: Yeah. And explain why that’s true. I mean, I’ve been arguing that gold standards are inherently deflationary to a certain extent insofar as they limit the expansion of money and credit under most circumstances. And if you want to increase money and credit you have to increase the supply of gold. Why would a gold standard be more austere than, than other types of, of monetary systems?
MR. MILLING-STANLEY: I think it’s simple. That effectively the gold standard would, would outlaw Keynesianism. There’s no way, for example, that in the recent crisis governments printed money, governments came up with quantitative easing and so forth in order to do this. And those—those actions have inflationary consequences down the road. But they certainly did something to try to stem the, the tide of economic chaos that was descending on us starting in, in 2007.
I don’t think that being on the gold standard would have prevented the crisis, but it would certainly have prevented the cure for the crisis. So I think it’s that kind of discipline that I’m talking about. It would be a simple one for one relationship between gold and currency issue, and it’s just basically mechanistic. And I just don’t think that, that governments like that. They like the flexibility that being able to inflate when they choose to in order to try to get out of a problem, and then hopefully, to, to sterilize that inflation reaction when we’re off the crisis, which is the next step that governments should be taking.
MR. INSANA: Yes, we’re talking to George Milling-Stanley, an expert on gold with the World Gold Council. And let me ask you about that, George. I mean, do you find—and part of the argument that’s been going back and forth is I’ve been mislabeled as a Keynesian for my view on, on the government’s required flexibility to deal with crises—do you think it is appropriate for the governments—any government to have that type of flexibility during periods of deflation, recession, even depression?
MR. MILLING-STANLEY: I think that it certainly helped us to get out of the Great Depression. The freedom that, that Franklin Roosevelt took for himself in the 1930s helped us to get out of the Great Depression. The flexibility that governments in Europe and in this country were able to make use of in the most recent crisis I think were—I think we would be in a much worse crisis if governments did not have that flexibility.
I kind of like the idea of discipline, but I think that you need to be able to relax it from time to time. As I say, the gold standard was, was quite simply too simple, too mechanistic. I think it, it was a level of discipline, and that’s a good thing, but there are times when you actually want less of a discipline.
MR. INSANA: Is there any kind of discipline we can impose? And again, as Congressman Paul argued, I mean, I think he is in favor of the abolition of the Federal Reserve, or certainly neutralizing it to a great extent. Isn’t its strong independence—Federal Reserve or Central Bank, more generically, kind of the modern equivalent of a gold standard?
MR. MILLING-STANLEY: I don’t know that I would go so far as to say that, no. I don’t think that there’s the—I don’t think there’s any central bank out there that, that tries to have that same level of discipline. But I think that, that the modern world has replaced the discipline of the gold standard which replaced the chaos that came before it has replaced it with something which it believes is more sophisticated. I think the jury’s still out as far as that’s concerned, but, but as I said, I think that the last couple of big crises I can think of in this century and the previous one would have lasted a whole lot longer if governments had not had the flexibility and if there had not been pretty strong central banks.
The key, of course, is mopping up after you’ve gotten out of this.
MR. INSANA: Yeah.
MR. MILLING-STANLEY: You had a lot of inflation in the 1970s. I remember inflation in Britain, where I was living at the time, of 20%, 25% a year for several years in a row in the 1970s. And it took Paul Volcker and interest rates in the high teens in the early 1980s to get us out of that. We need central bankers of the caliber of Paul Volcker. I think then things are pretty much in safe hands. There have been one or two other Federal Reserve chairmen of, of recent memory who haven’t quite had the safe hands that Volcker has. But I’m not going to mention any names, Ron.
MR. INSANA: Do you think Ben Bernanke is the quality of Paul Volcker?
MR. MILLING-STANLEY: You can mention names, but I said I wasn’t going to.
MR. INSANA: We’re going to take a break. When we come back we’re going to talk more specifically about the rally that has lifted gold to new nominal highs. $1260 an ounce most recently. But to take out the inflation adjusted high for gold that was scored in 1980 which was then $800 an ounce we’ll have to a little bit higher. We’re going to talk about the rally in gold and how far it might go with precious metals expert George Milling-Stanley of the World Gold Council when the Insana Quotient continues in just a few moments.

This morning gold indicated it opened a little bit lower after a $25 slide yesterday. We’re coming back with more on the yellow metal. The barbarous relic, if you will, when we return.
And welcome back to the Insana Quotient. I’m Ron Insana here on IQ Radio. We are talking about all that glitters, which may or may not be gold, and George Milling-Stanley rejoins now, a Managing Director of Government Affairs at the World Gold Council. And George, we had a more philosophical conversation in the first potion of our chat about gold, but let’s talk hard numbers, if you will. Gold has enjoyed a rally from its lows, both in 1998 and 2002 of around $270 an ounce up to recently $1260. It fell about $25 yesterday; it’s a little bit weaker this morning. People have put all kinds of arguments around why gold has gone up. The threat of future inflation, the threat of deflation, the collapse of paper money as something desirable to hold. The recycling of, of Chinese reserves. Which, in your estimation, is the most accurate explanation of why gold is doing what it’s doing lately?
MR. MILLING-STANLEY: Well, it’s a whole bunch of factors. It usually is in, in the market. I wouldn’t want to isolate any one. I think that internal market dynamics, the balance between supply and demand has been growing increasingly favorable for gold because gold has this built-in compensation mechanism. When the economy around the world is in bad shape and people have less money to spend on jewelry they want to buy more gold for investment purposes. So you have that kind of a compensation.
And mine production is not going up because for the 20-year bear market between 1980 and 2000 mining companies couldn’t afford to look for new gold mines. And we’re now spending money on exploration again, but not finding them at the rate that people would like. So that’s the first one. That the internal market dynamics are healthy.
The dollar has been in secular decline, not going down every year, but I think that the long-term trend is for continuing decline in the dollar. You mentioned inflation. I think that the threat of future inflation is a good reason why people are buying gold today. The smart people buy it before they need it. You buy your insurance policy before you need it.
I think that the performance of alternative investment assets, I mean, alternatives to gold—equity markets basically spent most of the past decade recovering to where they were in 2000. They managed it by, by 2007 and then got mugged by what used to be called the subprime mortgage crisis before it morphed into a full-blown sovereign debt crisis that we have on our hands right now.
Another reason I think gold has been going up is that geopolitical tensions have been getting steadily worse over the past decade and not better. And unfortunately, perhaps, but that’s—that tends to be when gold does best, at times of both political and economic turmoil.
Another thing—again, you alluded to this—I think there’s a growing sense among investors around the world, a growing appreciation for the long-term strategic benefits that an appropriate allocation to gold within the context of a balanced portfolio can give investors. People like that kind of protection.
The smart people, in terms of, of buying gold as an insurance policy, as I say, are the ones who buy it before they need it. And we’ve seen a good deal of people buying in advance of what they expect to be bad times. Whether it’s rising inflation, whether it’s the threat of potential deflation before we get to the inflation that’s inevitably coming and so forth. It’s a whole bunch of different reasons –
MR. INSANA: Yeah.
MR. MILLING-STANLEY: — why gold’s been going up.
MR. INSANA: Now, let me ask you, I mean, with respect to, to the rally, you know, people have gotten extraordinarily excited about it with gold hitting $1260 but it has yet to take out its inflation-adjusted high which I believe is somewhere around $2100 an ounce. Before this bull market in gold is over, do you think that that or any other round number might be taken out as part of this ongoing move?
MR. MILLING-STANLEY: Well, looking at that inflation adjustment, I think it’s kind of a—I would not be inclined to measure gold from where it was for a nano-second in January of 1980 which was up around the $850 level. I actually prefer to look, for example—I think it’s a much more meaningful comparison to look at the average gold price for 1979, ‘80 and ‘81, say, to pick three years out of the air, and then adjust that for inflation, and you’re not far away from where we are today. You’re somewhere around the $1200, $1300 per ounce mark.

I don’t think that means that this rally is necessarily over. I cited seven or eight reasons why I think the rally has, had been in place. And I think if you look at most of those, they’re probably looking stronger now than they were when the rally began in 2000. So my sense is that, that this bull market is probably safe for some time to come. But I wouldn’t stick with that, that odd comparison of what happened for a nano-second back in—30 years ago.
MR. INSANA: Okay. All right. So now as a prudent investor, I mean, you know, there are people who have rushed into gold, and I know you helped design the ETF that, that has gold as an underlying asset, the GLD, correct?
MR. MILLING-STANLEY: Mm-hm. That’s correct.
MR. INSANA: With respect to that, I mean, is that the best way for individual investors to, to play gold or should they get involved in futures, options or actually buying the bullion outright?
MR. MILLING-STANLEY: Well, I always say, Ron, there’s really no bad way to gain exposure to movements in the gold price. For many, many years people tried to do this by buying gold mining stocks, and I think the gold mining stocks are a perfectly good investment if that’s what you choose to want to be in. What we did was we—when we were deciding that we needed to do something to try to help investment in gold, back 10 years or so ago, we talked to people who did not invest in gold, and asked them why. We figured those were the people we could learn from. And overwhelmingly people told us they thought that the reason why they had not invested in gold was because they found it cumbersome and costly and complicated.
So we asked them, if we were able to overcome those problems—and it was a big if at that point—what kind of investment would they like? And they said something that was secure, something that was transparent, traded on our recognized stock exchange, and—but fully backed by allocated gold bullion, which is why we came up with the exchange traded fund. And there’s no question that that met a need. There’s now $80 billion worth of gold stashed away in vaults, backing the various different gold ETFs around the world.
So it clearly met an investor need and it brought the possibility of gold investment to a whole new universe of investors. It took the friction out of it for a lot of people who had experienced as a difficult investment.

MR. INSANA: Well, if I may, George, and we’re talking to George Milling-Stanley who’s the Managing Director of Government Affairs at the World Gold Council—with respect to the development of exchange traded funds, or ETFs as they are more commonly known, there are people who worry that this has become a crowded trade. Whether it’s in, in a gold ETF or, you know, any other commodity-based ETF, but the demand for the paper version of the hard asset is such that it’s created distortions in the underlying market itself. Some—in a certain manner in the way futures at one point in their early development did with respect to the stock market. Is it possible that there’s some artificial demand for gold with the creation of these new instruments?
MR. MILLING-STANLEY: I don’t think it’s artificial demand. No, I think—as I said, I think the instruments were created to meet a need and I think there’s no question in my mind that they have actually met that need. What you really want to look at is what’s happened with gold ETFs in the context of the total of gold demand. The, the first one of these was launched in 2003 in Australia and in that time—in the seven years since then, collectively, all of the gold-backed exchange traded funds in the world have accounted for somewhere around 6% of total gold demand. So I don’t think that the ETF tail is wagging the gold market dog, if that’s what—if that’s what your friends are suggesting there.
To my mind, there’s nothing artificial about this demand at all. I think that there was pent-up demand because people did not find an appropriate instrument available to them in the market. Now that that appropriate instrument is available, then people have been enthusiastically buying. The good news, I think, from what we know about, investors in GLD—I can’t speak for the other ETFs, but what we know about investors in GLD is that they tend to be long-term buy and hold investors and that’s why we’ve seen a lot more creation activity rather than redemption activity in there.
MR. INSANA: What about the hedge funds who have quantitative programs that actually move in and out of these ETFs rather briskly? Have you seen a lot of action in that regard that may jiggle the price from time to time?
MR. MILLING-STANLEY: I think the hedge funds move in and out of the futures and options markets more than they do in and out of ETFs. I mean, ETFs are an easily tradable vehicle for them, that’s true, but the hedge funds have always felt comfortable working in and out of the, the futures markets as well. So basically hedge funds take advantage of any market that there is around there to do the strategies that they want to do. Whether you like them or not, they’re there. They’re a reality.
MR. INSANA: I happen to love them, but, you know. — — no doubt. What about the other precious metals? You know, silver’s been a bit of a laggard here on a relative basis. Palladium and platinum are, are really under-discussed, at the very least. Do they share the same dynamics as gold or no?
MR. MILLING-STANLEY: Let me go out on a limb, Ron, and say that gold is unique. I think it’s the only real precious metal there is. The other metals that you cited—the platinum group metals and silver are consumer primarily in industrial applications of one kind or another. Most of the platinum produced every year goes up the tailpipes of automobiles. Which means that they are dynamic and their price performance tends to be governed by level of economic activity in the industrialized world. And that is obviously, not a particularly favorable scenario for them right now –
MR. INSANA: Right.
MR. MILLING-STANLEY: — although there are some signs of recovery.
MR. INSANA: All right.
MR. MILLING-STANLEY: Gold is governed by completely different things.
MR. INSANA: George, as always, a pleasure, thanks for joining us. George Milling-Stanley of the World Gold Council.
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